Issuer Free Writing Prospectus dated September 9, 2024
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated September 6, 2024
Registration Statement No. 333-281732

Chanson International Holding (Nasdaq Ticker: CHSN) Corporate Presentation September 2024 Issuer Free Writing Prospectus dated September 9, 2024 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated September 6, 2024 Registration Statement No. 333 - 281732

Free Writing Prospectus Statement This presentation has been prepared by Chanson International Holding (collectively with its consolidated subsidiaries and variable interest entities, the “Company," "we," "us," or "our") related to the public offering of the Company, which highlighted the basic information about the offering and the Company, and therefore shall be read together with the registration statement on Form F - 1 (the "Registration Statement") (File No . 333 - 281732 ), as amended, (including a preliminary prospectus) filed with the U . S . Securities and Exchange Commission (the "SEC”) for the offering to which this communication relates . The Registration Statement has not yet been declared effective by the SEC and may be accessed through the following web link : https : //www . sec . gov/Archives/edgar/data/ 1825349 / 000121390024076275 /ea 0213087 - f 1 a 2 _chanson . htm . Before you invest, you should read the prospectus in that Registration Statement (including the risk factors described therein) and other documents that we have filed with the SEC for more complete information about us and this offering . You may access these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . Alternatively, we or any placement agent participating in the offering will arrange to send you the prospectus if you contact Joseph Stone Capital, LLC at 866 - 866 - 1433 . This presentation does not constitute an offer to sell or a solicitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else . No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever . This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company . Any decision to purchase the Company’s securities should be made solely on the basis of the information contained in the Company’s public filings and any prospectus relating to the proposed offering . Neither the SEC nor any other regulatory body has passed upon the adequacy or accuracy of this presentation . Any representation to the contrary is a criminal offense . 2

Forward Looking Statements This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results and product and development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth and expansion plan, including our ability to meet our goals ; current and future economic and political conditions ; our ability to compete in an industry with low barriers to entry ; our ability to continue to operate through the VIE structure ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand awareness ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; trends and competition in the bakery industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors . ” We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise . 3

Offering Summary See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results. 4 Chanson International Holding Issuer Best - efforts offering Offering Type Nasdaq Capital Market – “CHSN” Listing/Symbol Up to 20,000,000 Class A Ordinary Shares in the aggregate represented by (i) Up to 10,000,000 Class A Ordinary Shares or Pre - Funded Warrants to purchase up to 10,000,000 Class A Ordinary Shares (sales of Pre - Funded Warrants, if sold, would reduce the number of Class A Ordinary Shares that we are offering on a one - for - one basis), and (ii) Common Warrants to purchase up to 10,000,000 Class A Ordinary Shares. Each Class A Ordinary Share and/or Pre - Funded Warrant will be sold together with one Common Warrant. Ordinary Shares Offered The Class A Ordinary Shares and Common Warrants are offered at an assumed public offering price of $1.71 per share, and the Pre - Funded Warrants are offered at an assumed public offering price of $1.709 per share. Assumed Offering Price Based on an assumed public offering price of $1.71 per share, we estimate that we will receive net proceeds of approximately $15,362,903 from this offering, excluding the exercise price for the Common Warrants and Pre - Funded Warrants, assuming the sales of all of the securities we are offering, after deducting estimated placement agent’s commissions and estimated offering expenses payable by us. Net Proceeds 16,755,319 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares assuming the sales of all the Class A Ordinary Shares we are offering at an assumed public offering price of $1.71 per share and no sales of Pre - Funded Warrants, which, if sold, would reduce the number of Class A Ordinary Shares that we are offering on a one - for - one basis, and excluding 10,000,000 Class A Ordinary Shares underlying the Common Warrants. Ordinary Shares Outstanding Immediately After This Offering Use all of the net proceeds to open new stores in China and in the U.S. Use of Proceeds Joseph Stone Capital, LLC Placement Agent

Company Profile We manufacture and sell a wide selection of bakery products, seasonal products and beverage products; we also offer eat - in services in some of our stores. Notes: * As of August 2024 ** As of December 2023 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results. . 5 46 Stores in China * 707 Types of Products * * FY2023 Gross Profit Million 47.2 % FY2023 Gross Margin 3 Stores in New York City * Million FY2023 Revenue $ 17.3 $8.1

Competitive Strengths 6 3 4 Trendy Brand Reflecting Healthy Food Concepts Strict Quality Control Advantageous Information Management System 1 Advanced Industry Research and Constant Product Innovation Well - Developed Distribution Network in Xinjiang Experienced Management and Professional Teams 2 3 4 5 6 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Growth Strategies Increase Brand Awareness Keep Implementing Healthy and Nutritious Diet Principles in Product Development Enhance In - Store Customer Experience and Customer Services Expand into New Markets by Opening New Stores 01 02 03 04 7 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Corporate Structure


Danton Global Limited (1)
British Virgin Islands, 2019
Haily Global Limited (2)
British Virgin Islands, 2019
Public Shareholders
93.61%
0.43%
5.96%
Chanson International Holding
Cayman Islands, 2019
100%
Deen Global Limited
British Virgin Islands, 2019
100%
Outside the PRC
Inside the PRC
Jenyd Holdings Limited
Hong Kong, 2019
100%
Xinjiang United Family Trading Co., Ltd.
PRC, 2009
Contractual Arrangements
Contractual Arrangements
39 UFG Entities owned by Gang Li
Two UFG Entities owned by Hui Wang
100%
George Chanson (NY) Corp.
New York, 2015
100%
100%
100%
100%
Chanson 23rd Street LLC
New York, 2015
Chanson 1293 3rd Ave LLC
New York, 2021
Chanson Management LLC
Delaware, 2021
Chanson 2040 Broadway LLC
New York, 2022

The diagram illustrates our corporate structure as of the date of this presentation, without taking into account the effect of the proposed offering. All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares is entitled to 10 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share.

(1) Represents 2,700,000 Class A Ordinary Shares and 5,670,000 Class B Ordinary Shares beneficially owned by Gang Li, the 100% owner of Danton Global Limited, as of the date of this presentation.

(2) Represents 270,000 Class A Ordinary Shares beneficially owned by Jihong Cai, the 100% owner of Haily Global Limited, as of the date of this presentation.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

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Marketing and Sale Strategies 9 China Stores and the U . S . Stores determine their product prices on the basis of various factors, including the consumption power of their targeted customer groups, market demand for specific products, product cost, prices of competitive products, and the macroeconomic environment . China Stores and the U . S . Stores plan to further refine their calculation formula to ensure that their product prices accurately and cautiously take into consideration both existing and potential market factors . Social Media China Stores : official accounts have an aggregate of over 24 , 710 followers on WeChat, Weibo, and Douyin . U . S . Stores : official accounts have over 75 , 000 followers on Instagram, and 25 , 600 followers Facebook . U . S . Stores : have partnered with Aranka Media Enterprise since 2019 , a full - service media agency, to accelerate our brand growth and improve customer relationships . Pricing and Discounting Notes : All data on this page are as of December 2023 . The graphics on this page do not form a part of this presentation . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Our Products 10 707+ types of bakery products and seasonal products 108 types of eat - in menu items and bakery products and beverage products* Bakery products : packaged bakery products, birthday cakes, and made - in - store pastries Seasonal products : mooncakes and zongzi Beverage products : store - made beverages and juice products Eat - in menu : sandwiches, salads, toasts, croissants, soups, and desserts . Bakery products : cakes, bread, sweets, birthday cakes, and pastries . Beverage products : store - made coffee, herbal tea, fruit juices, and alcoholic beverages . China Stores U.S. Stores Notes : All data on this page are as of December 2023 . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Our Operations in China R&D Production Transportation Distribution 11 Members of our PRC R&D team have d ecades of experience in the bakery industry . We produce packaged bakery products for our PRC stores at our central factory, make birthday cakes and pastries in store, and contract third - party producers to produce seasonal products . Product transportation to our PRC stores is carried out by our own transportation team . The PRC Stores’ distribution network includes our stores and online platforms . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Distribution Channels in China Stores Third - Party Platforms Digital Platforms 01 02 03 12 • We have 46 stores in China in two cities of Xinjiang, namely Urumqi and Changji , as of the date of this presentation . • We operate an online store that is linked to the official account of the PRC Stores on WeChat and focuses on selling cakes . • We list our bakery products on third - party online food ordering platforms, such as Meituan - Dianping . • Customers can order from these platforms’ mobile apps and websites . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Distribution Channels in the U.S. Store Third - Party Delivery Partners Digital Platforms 01 02 03 13 • We have 3 stores in New York City . Patisserie Chanson and Thyme Bar in Chanson 23 rd Street, Patisserie Chanson in Chanson 3 rd Ave and Chanson Broadway, as of the date of this presentation . • Customers may place orders at the website for our NYC stores, patisseriechanson . us . • Customers may order through third - party delivery partners, including Grubhub , Uber Eats, and Doordash . See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

The U.S. Stores 14 Chanson 23rd Street Operates Patisserie Chanson, a modern European - style café and eatery that specializes in the art of making French - style viennoiseries and pastries. Operates Thyme Bar, a cocktail bar, which offers various to - go cocktails. Chanson 3rd Ave O perates Patisserie Chanson, a boutique café serves freshly prepared bakery products and extensive beverage products. Chanson Broadway Operates Patisserie Chanson, a boutique café serves freshly prepared bakery products and extensive beverage products. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Customers Both corporate and individual customers can get membership cards, add money onto the cards, and use them to purchase products in our PRC Stores . As of December 2023 , we had approximately 5 82 , 0 00 members . Substantially all of sales of the U . S . Stores are to individual customers . 15 51% 54% 52% 49% 46% 48% 0% 20% 40% 60% 80% 100% 120% FY2023 FY2022 FY2021 Percentage of Sales to Members and Other Customers Members Other Customers 100% 100% 100% 0% 0% 0% 0% 20% 40% 60% 80% 100% 120% FY2023 FY2022 FY2021 Percentage of Sales to Individual Customers Individual Customers Corporate Customers See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Management Team

Gang Li

Chairman and Chief Executive Officer

- Mr. Li has been our Chief Executive Officer since September 2022, our Chairman since September 2020, and our Director since July 2019.
- Mr. Li served as the Chief Executive Officer of Xinjiang United Family from May 2016 to January 2018 and from August 2015 to January 2016.
- Mr. Li has been the Chief Executive Officer of Urumqi Plastic Surgery Hospital Co., Ltd. since July 2011 and the Chief Executive Officer of Urumqi Marie Gynecological and Obstetrical Hospital (Limited) since August 2009.
- Mr. Li received his Bachelor’s degree in Chinese Literature from Xinjiang University in 1989.

Jihong Cai

Chief Financial Officer

- Ms. Cai has been our Chief Financial Officer since September 2020.
- Ms. Cai has served as the Chief Financial Officer of Xinjiang United Family since September 2018.
- Ms. Cai served as the Chief Financial Officer of Xinjiang Dongbao Group from June 2016 to August 2018.
- Ms. Cai served as the Chief Financial Officer of Xinjiang Fudiyuan Real Estate Development Co., Ltd. from June 2011 to May 2016, and as the Chief Financial Officer of Xinjiang Osman Biotechnology Co., Ltd. from July 2002 to January 2011.
- Ms. Cai received her Bachelor’s degree in Accounting from Hubei University in 1991.
- Ms. Cai is a Chinese certified tax agent, accountant, and financial planner.

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Board of Directors

Gang Li

Chairman and Chief Executive Officer

- Mr. Li has been our Chief Executive Officer since September 2022, our Chairman since September 2020, and our Director since July 2019.
- Mr. Li served as the Chief Executive Officer of Xinjiang United Family from May 2016 to January 2018 and from August 2015 to January 2016.
- Mr. Li has been the Chief Executive Officer of Urumqi Plastic Surgery Hospital Co., Ltd. since July 2011 and the Chief Executive Officer of Urumqi Marie Gynecological and Obstetrical Hospital (Limited) since August 2009.
- Mr. Li received his Bachelor's degree in Chinese Literature from Xinjiang University in 1989.

Yong Du

Independent Director

- Mr. Du has been an Accounting Professor, Doctorial Supervisor, and Academic Leader in the field of accounting and the director of the New Economics and Management Research Institute at Guangdong University of Foreign Studies South China Business College since September 2019.
- Mr. Du's research focuses in areas such as accounting and investor protection, budget management, capital market accounting and finance, and capital market auditing.
- Mr. Du received his Doctoral degree in Accounting from Central University of Finance and Economics in 2011.

Shuaiheng Zhang

Independent Director

- Mr. Zhang has over 40 years of business and managerial experience in electronic components manufacturing and new energy industries.
- Mr. Zhang has been serving as the General Manager at Sunwoda Electronic Co., Ltd since September 2019.
- Mr. Zhang served as the General Manager and Chairman of the Board of Directors of Shenzhen SEG Longyan Energy Technology Co., Ltd. from December 2015 to September 2019.
- Mr. Zhang received his EMBA degree from Tsinghua University in the People's Republic of China in 1998 and a bachelor's degree from Xidian University in People's Republic of China in 1986.

Jie Li

Independent Director

- Mr. Li has worked as a lawyer at Beijing DeHeng Law Offices (Urumqi) since April 2016.
- Mr. Li received his Bachelor of Laws degree from Shandong University of Finance and Economics in 2008.

Jin Wang

Independent Director

- Mr. Liu served the Financial Manager at JunYe Investment Company from January 2019 to December 2022 and his major responsibilities included financial policy making and human resources management.
- Mr. Wang served as the Compliance Manager at Xiangcai Securities Co., Ltd. from January 2015 to December 2018, where he supervised industry compliance matters.
- Mr. Wang received his Bachelor of Arts degree in Literature from Xiangtan University in 2002.

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

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Financial Highlights Million USD Revenue, Gross Profit and Net Income 18 Revenue Gross Profit Net Income Note: Fiscal year end is December 31. 14.70 13.27 17.25 6.93 6.10 8.15 0.51 (1.29) 0.03 FY2021 FY2022 FY2023 47.2% 46.0% 47.2% FY2021 FY2022 FY2023 Gross Margin See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

22.2% 25.0% 52.8% FY2021 Financial Highlights Revenue Breakdown 91.7% 8.3% FY2022 U.S. China 91.4% 8.6% FY2021 29.6% 16.2% 54.2% FY2022 Bakery Products Eat - in Services Beverage Products Bakery Products Other Products 87.1% 71.6% 82.9% 12.9% 28.4% 17.1% FY2021 FY2022 FY2023 China U.S. 19 Note: Fiscal year end is December 31. 87.6% 12.4% FY2023 27.0% 15.1% 57.9% FY2023 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. I nve stments may be speculative, illiquid and there is a risk of loss. Past information is not indicative of future results.

Contacts Chanson International Holding 20 Email: IR@chansoninternational.com Address: B9 Xinjiang Chuangbo Zhigu Industrial Park No. 100 Guangyuan Road, Shuimogou District Urumqi, Xinjiang, China 830017 Joseph Stone Capital, LLC Email: corporatefinance@josephstonecapital.com Address: 29 Broadway #1800, New York, NY 10006